January 10, 2012

VIA EDGAR

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington DC, 20004

Re:	Tweedy, Browne Fund Inc. (the “Company”)
1933 Act No. 033-57724
1940 Act No. 811-07458

Dear Ms. Hatch:

This letter is in response to your verbal comments provided to Teresa Hamlin on December 28, 2011, followed by a telephone conference call on January 5, 2012 with Ms. Hamlin, Ms. Rosenberger and Ms. Rogers regarding your examination of the public filings of the Company, in particular the annual report filed on Form N-CSR for the fiscal year ended March 31, 2011 (the “Annual Report”). As requested, we have restated your comments and provided the Company’s responses below:

Comment:

On page II-10 of the Company’s Annual Report, the Schedule of Investments for the Tweedy, Browne Global Value Fund shows an undisclosed security under the heading “Miscellaneous.” Please confirm that the undisclosed security meets the requirements under Regulation S-X, Rule 12-12 to not be disclosed.

Response:	The Company confirms that the undisclosed security meets the requirements under Regulation S-X, Rule 12-12 to not be disclosed.

Comment:

On page II-16 of the Company’s Annual Report, the Schedule of Investments for the Tweedy, Browne Global Value Fund II – Currency Unhedged (“Global Value Fund II”) shows that 22.9% of the Fund’s assets are held in a Registered Investment Company, the Dreyfus Government Prime Cash Management Fund. Please explain the reason for the Global Value Fund II’s large cash position as of March 31, 2011.

Laura Hatch
U.S. Securities and Exchange Commission
January 10, 2012

Response:

The Global Value Fund II commenced operations in late October 2009 and as of March 31, 2011, the Fund had been in existence for only 16 months. The Fund has received substantial net subscriptions during this period, and the Adviser has been constructing its portfolio from the ground up during a period of extreme market volatility and accordingly has proceeded carefully. As stated in the Adviser’s Letter to Shareholders accompanying the Company’s Semi Annual Report dated September 30, 2011, the Global Value Fund II “is still in the construction phase.”

We hope that the staff finds the foregoing response adequately addresses its comments. If you have any additional comments or questions, please contact me at (212) 916-0617.

Sincerely,

/s/ M. Gervase Rosenberger

M. Gervase Rosenberger
Chief Operating Officer, Vice President
and Secretary

cc:	Patricia Rogers, Tweedy, Browne Fund, Inc.
Richard T. Prins, Esq., Skadden, Arps, Slate, Meagher & Flom LLP Robert W. Helm, Esq., Dechert LLP
Teresa Hamlin, BNY Mellon Asset Servicing